Exhibit 2(g)(2)

SUB-INVESTMENT ADVISORY AGREEMENT

           AGREEMENT made as of this __ day of ____________, 2005, between Mellon Hedge Advisors, LLC, a Delaware limited liability company (the “Adviser”), and Optima Fund Management LLC, a Delaware limited liability company (the “Sub-Investment Adviser”).

WITNESSETH:

           WHEREAS, Mellon Optima L/S Strategy Fund, LLC, a Delaware limited liability company (the “Fund”), is engaged in business as a closed-end management investment company and is so registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

           WHEREAS, the Adviser is engaged in the business of rendering investment advisory and management services, and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”); and

           WHEREAS, the Fund and the Adviser have entered into an Investment Advisory Agreement dated as of ______________, 2005 (the “Investment Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment advisory services to the Fund; and

           WHEREAS, the Adviser desires to retain the Sub-Investment Adviser to furnish certain investment advisory services identified herein to the Fund, and the Sub-Investment Adviser is willing to furnish such services;

           NOW, THEREFORE, it is hereby agreed among the parties hereto as follows:

1.  Appointment of the Sub-Investment Adviser.

           The Adviser hereby appoints the Sub-Investment Adviser to act as sub-investment adviser of the Fund for the period and on the terms herein set forth. The Sub-Investment Adviser accepts such appointment and agrees to render the services herein set forth, for the compensation herein provided. The Sub-Investment Adviser shall for all purposes herein be deemed an independent contractor and shall, unless expressly otherwise provided, have no authority to act for or represent the Adviser or the Fund in any way nor shall it otherwise be deemed an agent of the Adviser or the Fund.

2.  Duties of the Sub-Investment Adviser.

(a)	Subject always to the direction and supervision of the directors of the Fund and the Adviser, and subject also to the provisions of the Fund's Limited Liability Company Agreement (the "LLC Agreement"), the 1940 Act and the Advisers Act, the Sub-Investment Adviser will make recommendations to the Adviser of eligible unregistered investment funds (generally referred to as "hedge funds" and defined for purposes of this Agreement as "Investment Funds") for investment by the Fund consistent with the Fund's investment objective, policies and restrictions as set forth in the Fund's Confidential Memorandum (the "Memorandum"). The Adviser agrees to notify the Sub-Investment Adviser of any changes in the Fund's objective, policies or restrictions that may occur from time to time.

(b)	In furtherance of and subject to the foregoing, the Sub-Investment Adviser will, among other matters:

(1)	on an ongoing basis, source and screen new Investment Managers (as defined in the Memorandum) by conducting visits to Investment Managers; assessing their respective investment processes, Investment Fund structures and Investment Fund audited financial statements; performing background checks, reference checks and assessments of operational risk; and reviewing due diligence questionnaire in accordance with each Investment Manager's policies and procedures as provided to the Sub-Investment Adviser;

(2)	on an ongoing basis, evaluate the weekly performance of the Investment Funds selected by the Adviser for investment by the Fund based on the recommendation of the Sub-Investment Adviser pursuant to this Agreement;

(3)	recommend to the Adviser how funds might be allocated and reallocated among selected Investment Funds based on the investment objectives, policies and restrictions outlined by the Adviser;

(4)	recommend different or additional Investment Funds, from time to time, for investment by the Fund;

(5)	recommend whether the Fund should make a withdrawal, in whole or in part, from an Investment Fund;

(6)	provide assistance to the Adviser in reviewing and completing the relevant Investment Fund private placement documents;

(7)	prepare quarterly reports with regard to such evaluations and recommendations for the Adviser in such format and upon such greater frequency as the Adviser and the Sub-Investment Adviser may from time to time agree; and

(8)	provide upon request of the Adviser, but not less frequently than quarterly, risk management reports on the Fund's portfolio, including stress tests and analyses of value-at-risk, exposure and market value.

(c)	The Sub-Investment Adviser, and any affiliates thereof, shall be free to render similar services to other investment companies and other clients and to engage in other activities, so long as the services rendered hereunder are not impaired.

(d)	The Sub-Investment Adviser shall bear all expenses necessary to perform its obligations under this Agreement. The Fund and the Adviser assume and shall pay or cause to be paid certain other expenses of the Fund as set forth in the Investment Advisory Agreement.

3.  Compensation of the Sub-Investment Adviser.

(a)	The Sub-Investment Adviser shall not be entitled to receive any payment from the Fund, and the Sub-Investment Adviser agrees to look solely and exclusively to the Adviser for payment of all fees for the services hereunder. As full compensation for the services rendered by the Sub-Investment Adviser under this Agreement, the Adviser agrees to pay to the Sub-Investment Adviser a monthly fee at the annual rate of ____% of the Fund's "net assets" for the month, excluding assets attributable to the capital account, if any, of the Adviser. "Net Assets" shall equal the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund. The compensation payable to the Sub-Investment Adviser hereunder will be computed based on the net assets of the Fund as of the close of business on the last business day of the month to which the Sub-Investment Adviser's fee relates, before adjustment for any repurchase of interests payable on such date, and will be payable in arrears.

(b)	The Adviser's obligation to make any monthly fee payment to the Sub-Investment Adviser hereunder shall be conditioned upon the prior receipt by the Adviser of its advisory fee for such month from the Fund pursuant to the Investment Advisory Agreement. If, for any reason specified in the Memorandum, the Adviser waives for any month all or a portion of the advisory fee payable to the Adviser under the Investment Advisory Agreement for that month, the fee payable to the Sub-Investment Adviser hereunder for such month will be reduced by an amount equal to 50% of the amount waived by the Adviser. If the Adviser subsequently recovers all or any portion of any such waived amount, then the Sub-Investment Adviser shall be entitled to receive from the Adviser a proportionate share of the amount recovered.

(c)	The compensation payable to the Sub-Investment Adviser hereunder for any period less than a full month during which this Agreement is in effect shall be prorated according to the proportion which such period bears to a full month.

4.   Limitation of Liability of the Sub-Investment Adviser.

           Neither the Sub-Investment Adviser nor any member, director, officer or employee of the Sub-Investment Adviser, or any of their affiliates, shall be liable for any error of judgment or mistake of law or for any loss suffered by the Adviser or the Fund in connection with the performance of services to the Adviser and the Fund; provided, however, that nothing herein contained shall be construed to protect the Sub-Investment Adviser or any such other person against any liability to the Adviser or the Fund by reason of willful misfeasance, bad faith or negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties under this Agreement.

5.  Term and Termination.

(a)	This Agreement shall become effective on the date hereof. Unless terminated as herein provided, this Agreement shall remain in full force and effect until __________, 2007 and shall continue in full force and effect for successive periods of one year thereafter, but only so long as each such continuance is approved annually: (i) by either the directors of the Fund or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, and, in either event, (ii) by vote of a majority of the directors of the Fund who are not parties to this Agreement or "interested persons" (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval.

(b)	Notwithstanding Section 6(a), this Agreement may be terminated at any time without the payment of any penalty by vote of the directors of the Fund or by vote of a majority of the outstanding voting securities of the Fund, or by the Adviser or the Sub-Investment Adviser, on sixty days' written notice to the other parties.

(c)	This Agreement shall automatically and immediately terminate in the event of (i) its assignment as defined in the 1940 Act or (ii) the termination of the Investment Advisory Agreement.

6.  Limitation of Liability.

           It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the directors, members, nominees, officers, agents or employees of the Fund, personally, but shall bind only the property of the Fund as provided in this Agreement. The execution and delivery of this Agreement have been authorized by the directors and the members of the Fund and this Agreement has been signed by an authorized officer of the Fund, acting as such.

7.  Governing Law.

           This Agreement shall be government by, and construed in accordance with the laws of the State of New York, without giving effect to choice of law principles thereof.

8.  Notice.

           Each notice relating to this Agreement shall be in writing and shall be delivered in person or by registered or certified mail, private courier, facsimile transmission or other electronic means. Notices to the Adviser and the Fund shall be addressed to One Boston Place, 024-0071, Boston, Massachusetts 02108. Notices to the Sub-Investment Adviser shall be addressed to 10 East 53rd Street, 29th Floor, New York, New York 10022. Unless otherwise specifically provided in this Agreement, a notice given in accordance with the foregoing shall be deemed to have been effectively given when mailed by registered or certified mail, return receipt requested, or by private courier to the proper address, or when delivered in person. Any notice sent by facsimile transmission or other electronic means shall be deemed to be given when sent.

9.  Miscellaneous.

           This Agreement may be executed in counterparts, each of which may be deemed to be an original, all of which together shall constitute one and the same instrument.

           WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first written above.

Attest: _____________________________________	MELLON HEDGE ADVISORS, LLC By:________________________________________________ Its:_______________________________________________

Attest: _____________________________________	OPTIMA FUND MANAGEMENT LLC By:________________________________________________ Its:_______________________________________________